June 17, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Brian Cascio

Re: The Babcock & Wilcox Company

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 12, 2014

File No. 001-34658

Dear Mr. Cascio:

This letter sets forth the responses of The Babcock & Wilcox Company (together with its subsidiaries, “B&W,” the “Company,” “we,” “us” and “our”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission by letter dated June 3, 2014.

For convenience of reference, we have repeated your comments below in bold type, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies and Estimates, page 44

Pension Plans and Post Retirement Benefits, page 46

1.	We see the significance and variability of your pension expense, in part related to your policy to fully recognized actuarial gains and losses in the fourth quarter of each year. However, we note that the disclosure in the MD&A appears to mostly address the basic accounting policy. Please help us better understand your disclosure by responding to the following:

•	Tell us where you provide basic accounting policy disclosure in Note 1 or elsewhere in your audited financial statements.

Our basic accounting policy disclosure for pension plans and postretirement benefits is contained partially within the Critical Accounting Policies and Estimates disclosures of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K and within Note 7 to our financial statements. We acknowledge the comment of the Staff and will consolidate the basic accounting policy disclosure for pension plans and postretirement benefits in Note 1 for future filings. Below is a sample disclosure that will be contained in Note 1 of our Q2 2014 Form 10-Q and all future annual filings:

Pension Plans and Postretirement Benefits. We sponsor various defined benefit pension and postretirement plans covering certain employees of our U.S. and international subsidiaries. We utilize actuarial valuations to calculate the cost and benefit obligations of our pension and postretirement benefits. The actuarial valuations utilize significant assumptions in the determination of our benefit cost and obligations, including assumptions regarding discount rates, expected returns on plan assets and health care cost trends. We determine our discount rate based on a review of published financial data and discussions with our actuary regarding rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of our pension and postretirement plan obligations. The expected rate of return on plan assets assumption is based on capital market assumptions of the long-term expected returns for the investment mix of assets currently in the portfolio. The expected rate of return on plan assets is determined to be the weighted average of the nominal returns based on the weightings of the classes within the total asset portfolio. Expected health care cost trends represent expected annual rates of change in the cost of health care benefits and are estimated based on analysis of health care cost inflation.

The components of benefit cost related to service cost, interest cost, expected return on plan assets and prior service cost amortization are recorded on a quarterly basis based on actuarial assumptions. In the fourth quarter, we immediately recognize net actuarial gains and losses into earnings as a component of net periodic benefit cost. Recognized net actuarial gains and losses consist primarily of our reported actuarial gains and losses and the difference between the actual return on plan assets and the expected return on plan assets.

We recognize the funded status of each plan as either an asset or a liability in the consolidated balance sheets. The funded status is the difference between the fair value of plan assets and its benefit obligation, determined on a plan-by-plan basis. Our pension plan assets can include assets that are difficult to value. See Note 16 for a detailed description of fair value measurements for plan assets and the hierarchy established for valuation inputs.

•	While we note that you make a general statement that reasonably likely changes in assumptions may have a material impact on future earnings, please tell us how your critical accounting policy disclosure considers the guidance from Section V of Release 33-8350. The cited guidance, in part, provides that: “Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.”

Our critical accounting policy disclosure regarding our pension and postretirement benefit plan accounting provides qualitative discussion of the factors that could change and have a material effect on our financial statements. We acknowledge the comment of the Staff and in future filings will revise the pension plans and postretirement benefits section contained within the Critical Accounting Policies and Estimates disclosures of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K to add quantitative information to show the sensitivity impact on our financial statements to changes in material assumptions. A sample of this disclosure is as follows:

Pension Plans and Postretirement Benefits. We utilize actuarial and other assumptions in calculating the cost and benefit obligations of our pension and postretirement benefits. The assumptions utilized in the determination of our benefit cost and obligations include assumptions regarding discount rates, expected returns on plan assets and health care cost trends. The assumptions utilized represent our best estimates based on historical experience and other factors.

Actual experience that differs from these assumptions or future changes in assumptions will affect our recognized benefit obligations and related costs. We immediately recognize net actuarial gains and losses into earnings in the fourth quarter as a component of net periodic benefit cost. Net actuarial gains and losses occur when actual experience differs from any of the various assumptions used to value our pension and postretirement benefit plans or when assumptions, which are revisited annually through our update of our actuarial valuations, change due to current market conditions or underlying demographic changes. The primary factors contributing to net actuarial gains and losses are changes in the discount rate used to value the obligations as of the measurement date each year, the difference between the actual return on plan assets and the expected return on plan assets and changes in health care cost trends. The effect of changes in the discount rate and expected rate of return on plan assets assumptions in combination with the actual return on plan assets can result in significant changes in our estimated pension and postretirement benefit cost and our consolidated financial condition.

The following sensitivity analysis shows the impact of a 25 basis point change in the assumed discount rate, return on assets, and health care cost trend rate on our pension and postretirement benefit plan obligations and expense for the year ended December 31, 2014:

	.25% Increase		.25% Decrease
(in thousands)
Pension Plans
Discount Rate:
Effect on ongoing net periodic benefit cost	$	x,xxx	$	x,xxx
Effect on project benefit obligation		x,xxx		x,xxx
Return on Assets:
Effect on ongoing net periodic benefit cost	$	x,xxx	$	x,xxx
Postretirement Plans
Discount Rate:
Effect on ongoing net periodic benefit cost	$	x,xxx	$	x,xxx
Effect on project benefit obligation		x,xxx		x,xxx
Return on Assets:
Effect on ongoing net periodic benefit cost	$	x,xxx	$	x,xxx
Health Care Cost Trend Rate:
Effect on ongoing net periodic benefit cost	$	x,xxx	$	x,xxx
Effect on project benefit obligation		x,xxx		x,xxx

Item 8. Financial Statements, page 59

Note 1. Basis of Presentation and Significant Accounting Policies, page 67

Warranty Expense, page 71

2.	Tell us why accrued warranty expense declined from $110 million at the beginning of 2011 to $56 million at the end of 2013.

We utilize actual claims experience and known warranty matters to estimate accrued warranty expense. The decrease in accrued warranty expense from $110 million at December 31, 2010 to $56 million at December 31, 2013 is primarily due to a significantly lower level of outstanding contractual warranty requirements at December 31, 2013 as compared to December 31, 2010 in our Power Generation segment. The lower level of outstanding contractual warranty requirements is due to a lower contract value of large capital projects associated with new OEM boilers and environmental equipment that were ongoing and ultimately completed during the years leading up to December 31, 2013, as compared to the projects that were ongoing and ultimately completed during the years leading up to December 31, 2010. Approximately $33 million, or 61%, of the decrease in the accrued warranty expense is the result of a lower level of outstanding contractual warranty requirements caused by a decline in the value of contracts with outstanding warranty obligations.

In addition, we had approximately $12 million of accrued warranty expense at December 31, 2010 in our Power Generation segment related to provisions for projects that experienced specific warranty issues above the normal warranty experience rate. These issues and the underlying warranty obligations were resolved as of December 31, 2013. The resolution of these issues accounted for approximately 22% of the decrease in our accrued warranty expense during this period.

Favorable warranty claims experience in both our Power Generation segment and Nuclear Energy segment during this period, which resulted in a lower warranty accrual rate, contributed to the remaining decrease in the accrued warranty expense.

Goodwill and Intangible Assets, page 74-75

3.	Tell us where you provide basic accounting policy disclosure about goodwill and intangible assets in the notes to your audited financial statements pursuant to FASB ASC 235-10-50. In that regard, while we see some basic accounting policy disclosure presented in critical accounting policies in MD&A, under Release 33-8350, the critical accounting policy disclosure should supplement, not duplicate, the description of significant accounting policies that should normally appear in the notes to the financial statements.

Our basic accounting policy disclosure for goodwill is contained within the Critical Accounting Policies and Estimates disclosures of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K. We acknowledge the comment of the Staff and will add the following disclosure in Note 1 of our Q2 2014 Form 10-Q and all future annual filings that will serve to supplement our tabular disclosure already contained in Note 1:

Goodwill. Goodwill represents the excess of the cost of our acquired businesses over the fair value of the net assets acquired. We perform testing of goodwill for impairment annually. We may elect to perform a qualitative test when we believe that there is sufficient excess fair value over carrying value based on our most recent quantitative assessment, adjusted for relevant events and circumstances that could affect fair value during the current year. If we conclude based on this assessment that it is more likely than not that the reporting unit is not impaired, we do not perform a quantitative impairment test. In all other circumstances, we utilize a two-step quantitative impairment test to identify potential goodwill impairment and measure the amount of any goodwill impairment. The first step of the test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

We will expand our basic accounting policy for intangible assets contained in Note 1 of our Q2 2014 Form 10-Q and all future annual filings as follows:

Intangible Assets. Intangible assets are recognized at fair value when acquired. Intangible assets with definite lives are amortized to operating expense using the straight-line method over their estimated useful lives and tested for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable. Intangible assets with indefinite lives are not amortized and are subject to annual impairment testing. We may elect to perform a qualitative assessment when testing indefinite lived intangible assets for impairment to determine whether events or circumstances affecting significant inputs related to the most recent quantitative evaluation have occurred, indicating that it is more likely than not that the indefinite lived intangible asset is impaired. Otherwise, we test indefinite lived intangible assets for impairment by quantitatively determining the fair value of the indefinite lived intangible asset and comparing the fair value of the intangible assets to its carrying amount. If the carrying amount of the intangible assets exceeds its fair value, we recognize impairment for the amount of the difference.

As provided above, Note 1 to the financial statements will now contain the basic accounting policy disclosure for goodwill and intangible assets. Accordingly, the goodwill section contained within the Critical Accounting Policies and Estimates disclosures of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K will be revised for our Q2 2014 Form 10-Q and all future annual filings to supplement the disclosure contained in Note 1 to the financial statements. A sample of the revised disclosure (based on 2013 impairment testing) is as follows:

Goodwill and Intangible Assets. Each year, we evaluate goodwill at each reporting unit to assess recoverability, and impairments, if any, are recognized in earnings. We perform a qualitative analysis when we believe that there is sufficient excess fair value over carrying value based on our most recent quantitative assessment, adjusted for relevant facts and circumstances that could affect fair value. Deterioration in macroeconomic, industry and market conditions, cost factors, overall financial performance, share price decline or entity and reporting unit specific events could cause us to believe a qualitative test is no longer appropriate.

When we determine that it is appropriate to test goodwill for impairment utilizing a quantitative test, the first step of the test compares the fair value of a reporting unit to its carrying amount, including goodwill. We utilize both the income and market valuation approaches to provide inputs into the estimate of the fair value of our reporting units, which would be considered by market participants.

Under the income valuation approach, we employ a discounted cash flow model to estimate the fair value of each reporting unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, capital expenditures, changes in working capital, terminal year growth rate and cost of capital. Our cash flow models are based on our forecasted results for the applicable reporting units. Actual results could differ from our projections. Some assumptions, such as future revenues, costs and changes in working capital are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts; a decline in U.S. Government funding; or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of capital. Market conditions can be volatile and are outside of our control.

Under the market valuation approach, we employ the guideline publicly traded company method, which indicates the fair value of the equity of each reporting unit by comparing it to publicly traded companies in similar lines of business. After identifying and selecting guideline companies, we analyze their business and financial profiles for relative similarity. Factors such as size, growth, risk and profitability are analyzed and compared to each of our reporting units. Assumptions include the selection of our peer companies and use of market multiples, which could deteriorate or increase based on the profitability of our competitors and performance of their stock, which is often dependent on the performance of the stock market and general economy as a whole.

Adverse changes in these assumptions utilized within the first step of our impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

We completed our annual review of goodwill for each of our reporting units for the year ended December 31, 2013, which indicated that we had no impairment of goodwill. The fair value of our reporting units was substantially in excess of carrying value, with the exception of our Nuclear Energy reporting unit. The fair value of the Nuclear Energy reporting unit exceeded its carrying value by approximately 22% based on our step one quantitative test performed at December 31, 2013. The Nuclear Energy reporting unit had goodwill totaling $14.0 million at December 31, 2013.

Each year, we evaluate indefinite lived intangible assets to assess recoverability, and impairments, if any, are recognized in earnings. We perform a qualitative assessment when testing indefinite lived intangible assets for impairment to determine whether events or circumstances that could affect the significant inputs used in determining fair value have occurred that indicate that it is more likely than not that the indefinite lived intangible asset is impaired. Deterioration in macroeconomic, industry and market conditions, cost factors or overall financial performance could cause us to believe a qualitative test is no longer appropriate. When quantitative assessments are performed, we primarily utilize income-based valuation approaches. Under the income-based valuation approach, we employ a relief from royalty method of valuation. This method requires significant assumptions, including assumed royalty rate, future revenues and cost of capital. Assumptions related to operating performance, such as future revenues, could be affected by loss of a customer contract; a decline in U.S. Government funding; or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of capital. Market conditions can be volatile and are outside of our control.

Adverse changes in these assumptions utilized within our indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

We have completed our annual review of our indefinite lived intangible assets for the year ended December 31, 2013, which indicated that we had no impairment. The fair value of our indefinite lived intangible assets was substantially in excess of carrying value.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, 22

4.	We see that goodwill amounting to $45 million is allocated to your Technical Services segment. In light of the loss of the Y-12 and Pantex contract, tell us how you considered whether an interim goodwill impairment evaluation should be performed pursuant to FASB ASC 350-20.

We were first notified on January 8, 2013 that our joint venture, Nuclear Production Partners, LLC (“NP2”), was not selected to manage and operate the Y-12 National Security Complex and Pantex Plant. Since then, we filed multiple protests with the Government Accountability Office in relation to the selection criteria and decision. On November 1, 2013, we again received notice that NP2 was not selected in the re-affirmed procurement decision. On November 20, 2013, we filed a third protest regarding the selection decision. Due to the uncertainty surrounding our ability to ultimately succeed in our protest efforts regarding the procurement decision, we performed our 2013 goodwill impairment testing of the Technical Services reporting unit assuming that we would not be awarded the combined Management and Operating contract for the Y-12 National Security Complex and Pantex Plant. As such, the forecasted earnings and associated cash flows utilized to value the Technical Services reporting unit for 2013 goodwill impairment testing purposes did not attribute any value to the combined Management and Operating contract for the Y-12 National Security Complex and Pantex Plant.

FASB ASC 350-20 requires interim goodwill impairment tests when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As we fully contemplated the loss of the Y-12 and Pantex contracts in our forecast when we performed our 2013 goodwill impairment testing, the February 27, 2014 unfavorable award decision for the combined Management and Operating contract for the Y-12 National Security Complex and Pantex Plant did not represent an event or change in circumstance that would have reduced the fair value of the Technical Services reporting unit below its carrying value since we did not attribute any value to the pending award when we performed our 2013 goodwill impairment testing.

*****

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like any additional information or would like to discuss our responses to your comments, please contact me at (704) 625-4853.

Sincerely,

/s/ Anthony S. Colatrella
Anthony S. Colatrella
Senior Vice President and Chief Financial Officer

cc:	Gary Todd
Andri Boerman